

Mail Stop 4720

July 5, 2017

Richard H. Moore
Chief Executive Officer
First Bancorp
300 SW Broad Street
Southern Pines, NC 28387

> **Re:** **First Bancorp**
> **Registration Statement on Form S-4**
> **Filed June 28, 2017**
> **File No. 333-219026**

Dear Mr. Moore:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Robert A. Singer, Esq.